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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ascensus Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Dryden Road
(No. and Street)

Dresher (City) **PA** (State) **19025** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Gingolaski **(215) 648-5202**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Howard Insley**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ascensus Financial Services, LLC** as of **December 31**, **2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
KIM M REEVES
Notary Public
UPPER DUBLIN TWP., MONTGOMERY CNTY
My Commission Expires May 20, 2017

Signature

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

ASCENSUS FINANCIAL SERVICES, LLC

Financial Statements
As of and For the Year Ended
December 31, 2016

With Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ascensus Financial Services, LLC

We have audited the accompanying financial statements of Ascensus Financial Services, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Ascensus Financial Services, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascensus Financial Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Ascensus Financial Services, LLC financial statements. The information is the responsibility of Ascensus Financial Services, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 27, 2017
Atlanta, Georgia

Rubio CPA, PC
RUBIO CPA, PC

ASCENSUS FINANCIAL SERVICES, LLC

Financial Statements and Supplemental Schedule
Pursuant to Securities and Exchange Commission Rule 17a-5

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
Supplemental Schedules	
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and statement pursuant to Rule 17a-5(d)(2)(iii)	11
Schedule II and III – Reserve and Control Requirement Exemptions	12

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash and cash equivalents	$ 516,393
Accounts receivable	92,642
Prepaid expenses and other assets	47,778
Total Assets	$ 656,813
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$ 3,845
Due to related party	53,973
Total Liabilities	57,818
MEMBER'S EQUITY	598,995
Total Liabilities and Member's Equity	$ 656,813

(See accompanying notes to financial statements)

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2016

REVENUES		
12B-1 Fees	$	1,019,402
Total revenues		1,019,402
GENERAL AND ADMINISTRATIVE EXPENSES		
Administrative expenses-related party		580,289
Other operating expenses		118,858
Total expenses		699,147
NET INCOME	$	320,255

(See accompanying notes to financial statements)

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2016

Balance, December 31, 2015	$ 464,318
Net Income	320,255
Distributions to member	(185,578)
Balance, December 31, 2016	$ 598,995

(See accompanying notes to financial statements)

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 320,255
Adjustments to reconcile net income to	
net cash provided by operations:	
Increase in accounts receivable	(7,575)
Decrease in prepaid expenses and other assets	42,335
Decrease in due to related party	(94,627)
Increase in accounts payable and accrued expenses	395
NET CASH PROVIDED BY OPERATING ACTIVITIES	260,783
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(185,578)
NET CASH USED IN FINANCING ACTIVITIES	(185,578)
NET INCREASE IN CASH	75,205
CASH BALANCE:	
Beginning of year	441,188
End of year	$ 516,393

(See accompanying notes to financial statements)

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Ascensus Financial Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was organized in 2008 and is a wholly-owned subsidiary of ExpertPlan, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Ascensus Inc. ("Ascensus"), which in turn is a wholly owned subsidiary of AqGen Ascensus, Inc. (the "Ultimate Parent").

The Company provides wholesale mutual fund commission collection services for retirement and benefit plans serviced by the Parent and Ascensus. These plans offer securities of major mutual fund companies, on a payroll deduction basis through the Parent. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees). The Company does not solicit investments or handle customer funds and/or securities.

Basis of Presentation: The Company prepares its financial statements on the accrual basis of accounting. The financial statements have been presented in accordance with United States generally accepted accounting principles ("GAAP").

Use of Assumptions and Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management periodically assesses the accuracy of these estimates and assumptions. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Management monitors receivable balances with clients and establishes an allowance for balances where collection appears unlikely. In addition, for accounts where collectability is uncertain, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December, 31, 2016, there are no accounts where collection appears unlikely or collectability is uncertain.

Revenue Recognition: Revenue consists of a 5% administrative fee collected when 12b-1 fees are earned as a result of sales of mutual funds. These fees are calculated in accordance with the mutual fund agreements and are based on the net assets in the underlying investments. The 5% administrative fee revenue represents the portion of the commission that the Company receives as broker of record.

Income Taxes: The Company is a limited liability company for income tax reporting purposes. Therefore, the member will report the entire taxable income on its corporate income tax return and no income taxes are recorded in the accompanying financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued): The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASU") 740-10 Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company is included in the income tax returns of its Parent, a corporation, in the U.S. federal jurisdiction and various state jurisdictions.

Recently Issued Accounting Pronouncements: In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes numerous technical corrections and clarifications to Topic 606 that are designed to remove inconsistencies in the board's accounting guidance. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. The guidance is effective for the Company beginning January 1, 2018, although early adoption is permitted beginning January 1, 2017. The Company is currently evaluating the impact that the adoption of the additional provisions in this accounting guidance may have on its financial statements.

In December 2016, the FASB issued ASU 2016-19, Technical Corrections and Improvements, which includes numerous technical corrections and clarifications to GAAP that are designed to remove inconsistencies in the board's accounting guidance. Several provisions in this accounting guidance are effective immediately which did not have an impact on the Company's financial statements. Additional provisions in this accounting guidance are effective for the Company in annual financial reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact that the adoption of the additional provisions in this accounting guidance may have on its financial statements.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients ("ASU 2016-12"). The amendments in ASU 2016-12 provide clarifying guidance in certain narrow areas and add some practical expedients. Specifically, the amendments in this update (1) clarify the objective of the collectability criterion in step 1, and provides additional clarification for when to recognize revenue for a contract that fails step 1, (2) permit an entity, as an accounting policy election, to exclude amounts collected from customers for all sales (and other similar) taxes from the transaction price (3) specify that the measurement date for noncash consideration is contract inception, and clarifies that the variable consideration guidance applies only to variability resulting from reasons other than the form of the consideration, (4) provide a practical expedient that permits an entity to reflect the aggregate effect of all modifications that occur before the beginning of the earliest period presented when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to the satisfied and unsatisfied performance obligations, (5) clarifies that a completed contract for purposes of transition is a contract for which all (or substantially all) of the revenue was recognized under legacy GAAP before the date of initial application. Further, accounting for elements of a contract that do not affect revenue under legacy GAAP are

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASU 2016-12 (Continued): irrelevant to the assessment of whether a contract is complete. In addition, the amendments permit an entity to apply the modified retrospective transition method either to all contracts or only to contracts that are not completed contracts, and (6) clarifies that an entity that retrospectively applies the guidance in Topic 606 to each prior reporting period is not required to disclose the effect of the accounting change for the period of adoption. However, an entity is still required to disclose the effect of the changes on any prior periods retrospectively adjusted. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Topic 606. The guidance is effective for the Company beginning January 1, 2018, although early adoption is permitted beginning January 1, 2017. The Company is currently evaluating the effects of ASU 2016-12 on its financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The amendments in ASU 2014-09 require an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. In July 2015, the FASB voted to defer the effective date of ASU 2014-09 by one year to December 15, 2017 for interim and annual reporting periods beginning after that date. Early adoption of ASU 2014-09 is permitted but not before the original effective date (annual periods beginning after December 15, 2016). When effective, ASU 2014-09 will use either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients; or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption. The Company is currently evaluating the impact of the Company's pending adoption of ASU 2014-09 on its financial statements and has not yet determined the method by which the Company will adopt the standard.

Subsequent Events: The Company has evaluated subsequent events through the date the financial statements were issued. The Company has made no significant changes to the financial statements as a result of the subsequent events evaluation.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and request that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $458,575, which was $453,575 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.1261 to 1.0.

NOTE C – RELATED PARTIES

The Company has a services agreement with its Parent. Under the terms of the agreement, the Parent provides facilities and administrative services to the Company in exchange for monthly fees. The aggregate expense in the accompanying financial statements pursuant to this arrangement was $580,289. At December 31, 2016, the net amount of cash owed by the Company to the Parent was $53,973 and is included in Due to related party.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned transactions with related parties did not exist.

During the year ended December 31, 2016, $185,578 of distributions were paid by the Company to the Parent.

SUPPLEMENTAL INFORMATION

ASCENSUS FINANCIAL SERVICES, LLC
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2016

NET CAPITAL:

Total member's equity	$ 598,995
Less nonallowable assets:	
Accounts receivable	(92,642)
Prepaid expenses and other assets	(47,778)
Net capital before haircuts	458,575
Less haircuts	-
Net capital	458,575
Mimimum net capital required	5,000
Excess net capital	$ 453,575
Aggregate indebtedness	$ 57,818
Net capital based on aggregate indebtedness	$ 3,855
Ratio of aggregate indebtedness to net capital	0.1261 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2016

There are no significant difference between net capital as reported in Form X-17A-5 and net capital as computed above.

ASCENSUS FINANCIAL SERVICES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ascensus Financial Services, LLC, f.k.a EFC Financial Services

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Ascensus Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ascensus Financial Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions"); and, (2) Ascensus Financial Services, LLC stated that Ascensus Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ascensus Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ascensus Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 27, 2017
Atlanta, GA

Rubio CPA, PC
RUBIO CPA, PC

Ascensus Financial Services, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Ascensus Financial Services, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule.

Ascensus Financial Services, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

Howard Insley
January 31, 2017

200 Dryden Road • Suite 4000, • Dresher, Pennsylvania 19025
215-648-5189 • fax: 215-648-5690